Exhibit (a)(5)(v)

December 18, 2009

Dear Diedrich Employees:

As you know, Green Mountain Coffee Roasters, Inc. (“GMCR”) and Diedrich Coffee, Inc. (“Diedrich”) have entered into a merger agreement under which GMCR will acquire Diedrich for $35 per share in cash. I am writing to introduce myself to you and to express my enthusiasm for this compelling combination.

Like Diedrich, GMCR is a recognized leader in the specialty coffee industry known particularly for our award-winning coffees, innovative brewing technology and socially responsible business practices. We share mutual pride in our great customers, products, services, and talented employees.

We have great respect and admiration for the quality of Diedrich’s brands and people and we view this transaction as a natural extension of the successful Keurig licensed roaster partnership between our two companies. This combination further advances GMCR’s objective of becoming a leader in the highly fragmented and competitive coffee and coffee maker businesses and provides significant growth opportunities. In particular, adding Diedrich’s three strong brand platforms, which are highly complementary to GMCR’s brands, as well as the Castroville production facility will, upon completion of this transaction, enable us to more effectively reach consumers across North America and do so with an enhanced array of coffee choices.

We are excited about bringing Diedrich into the GMCR family and we are confident that combining our two organizations will allow us to continue to grow our company and better serve the ever increasing number of consumers who enjoy our products. We recognize that news reports during the past few weeks may have been a distraction and may have caused some uncertainty. GMCR is a growing company and as such, we are increasing the locations where we need to attract and retain talented people like there are at Diedrich.

As a company GMCR works hard to provide our employees with the information they need to do their work and also to feel good about themselves and the company. As often as possible, we prefer to do that in person. To that end, we expect to come out to California after the New Year to meet everyone and discuss next steps.

In the interim, I want to thank you for your dedication and hard work and wish you all the best for your holiday season.

Sincerely,

/s/ Scott McCreary

Scott McCreary

President

GMCR Specialty Coffee Business Unit

This letter is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of Diedrich common stock referenced in this letter has been made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which GMCR and Purchaser filed with the U.S. Securities and Exchange Commission (the “SEC”) and first mailed to Diedrich stockholders on December 11, 2009. Security holders of Diedrich are advised to read the Tender Offer Statement, because it contains important information about the tender offer. Investors and security holders of Diedrich also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by GMCR with the SEC on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be obtained from GMCR by written request to: Green Mountain Coffee Roasters, Inc., Attention: General Counsel, 33 Coffee Lane, Waterbury, Vermont 05676.